MOL Plc.
Finance

RECEIVED
2008 JAN 31 A 3: 04

18th January, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

SUPPL

Attention: **Special Counsel**
Office of International Corporate Finance

08000469

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
FEB 04 2008
THOMSON
FINANCIAL

Richárd Benke
Investor Relations Director

Enclosure

▶ **MOL Plc.**

INVESTOR NEWS

January 18, 2008

MOL has signed a Memorandum of Understanding with the Indian ONGC

MOL Hungarian Oil and Gas Plc hereby announces that it signed a Memorandum of Understanding with ONGC on 18 January 2008.

ONGC (Oil and Natural Gas Corporation Limited) is an Indian national oil and gas company involved in exploration and production of hydrocarbons in India and worldwide and having interest in refining and transmission of products, natural gas and petrochemicals businesses.

In the Memorandum of Understanding MOL and ONGC have laid down the basis of a broader cooperation in exploration and production projects in India and elsewhere, as well as in the field of technology transfer and professionals exchange.

From MOL's side Zoltán Áldott, Executive Vice President of the Exploration and Production Division signed the contract and he commented: "This Memorandum of Understanding is considered to be a first step on the way to a long term cooperation of the two companies in the Indian and international exploration and production. Following a longer preparatory work we expect the first results soon."

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351

END